Exhibit 99.1

August 12, 2025

Dear Shareholder,

You are cordially invited to attend the 2025 Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd. (“we”, “our”, the “Company” or “AudioCodes”), to be held on September 16, 2025, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held at the principal executive offices of the Company located at 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel. The telephone number at that address is +972-3-976-4000.

At the Meeting, shareholders of the Company will be asked to consider and vote on the matters listed in the Notice. AudioCodes’ Board of Directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the general affairs of AudioCodes, and a discussion period will be provided for questions and comments of general interest to shareholders of the Company.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares (as defined below) be represented and voted at the Meeting. Accordingly, after reading the Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided, or, alternatively, vote your shares by either calling the telephone number or visiting the website specified on your voting instruction form or proxy card by the cutoff time so specified. If you vote by telephone or internet, you do not need to mail back your proxy card.

We urge all shareholders of the Company to carefully review the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the United States Securities and Exchange Commission (the “SEC”) on March 26, 2025, and the Company’s quarterly results of operations submitted to the SEC subsequently as reports on Form 6-K, all of which are made publicly available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Doron Nevo
Doron Nevo
Chairman of the Board of Directors

AUDIOCODES LTD.

NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 16, 2025

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (“we”, “our”, the “Company” or “AudioCodes”), will be held on September 16, 2025, at 2:00 p.m., local time, at the principal executive offices of the Company located at 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:

(1)	To reelect Ms. Zehava Simon as a Class I Director for an additional term of three years (“Proposal One”);

(2)	To reelect Mr. Shai Levy as a Class I Director for an additional term of three years (“Proposal Two”);

(3)	To elect Mr. Itay Makov as a Class I Director for a term of three years (“Proposal Three”);

(4)	To approve the renewal of the compensation policy for office holders of the Company (“Proposal Four”);

(5)	To increase the number of Restricted Share Units (“RSUs”) to be granted to each newly appointed and continuing director of the Company, other than directors employed by the Company, from 7,500 to 10,000 (“Proposal Five”);

(6)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2025, and to authorize the Board of Directors (the “Board”) (or the Audit Committee of the Board, if so authorized by the Board) to determine the compensation of the auditors (“Proposal Six”); and

(7)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2024.

The foregoing items of business are more fully described in the Proxy Statement that is attached to this Notice (the “Proxy Statement”) and that is being mailed to the Company’s shareholders as of July 31, 2025 (the “Record Date”). A copy of the Proxy Statement is also available at the following websites: http://www.tase.co.il/ or http://www.magna.isa.gov.il. Furthermore, shareholders of the Company may obtain the Proxy Statement by contacting the Company directly, at the following telephone number: +972-3-976-4000. As more fully described in the Proxy Statement, shareholders of the Company may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 19, 2025. If the Company determines that a shareholder proposal has been duly and timely received and is appropriate under applicable Israeli law and the Company’s Articles of Association, the Company will publish a revised agenda in the manner set forth in the Proxy Statement.

Shareholders may review the detailed versions of the proposed resolutions at the principal executive offices of the Company located at 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) as of the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting and any adjournments thereof.

Each Ordinary Share is entitled to one (1) vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, in order to approve the renewal of the compensation policy for office holders of the Company in accordance with Proposal Four, a “Special Majority” is required. For a discussion of the Special Majority required, please see the section entitled “Vote Required” under Proposal Four in the Proxy Statement.

All Company shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder of the Company attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy card.

Shareholders may sign and return proxy cards to the Company no later than September 15, 2025, at 2:00 p.m. Israel time.

FOR THE BOARD OF DIRECTORS

/s/ Doron Nevo
Doron Nevo
Chairman of the Board of Directors

Or Yehuda, Israel
August 12, 2025

AUDIOCODES LTD.

PROXY STATEMENT FOR 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 16, 2025

This proxy statement (this “Proxy Statement”) is solicited on behalf of the Company’s Board of Directors (the “Board”) of AudioCodes Ltd. (the “Company” or “AudioCodes”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on September 16, 2025, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice (the “Notice”). The Meeting will be held at the principal executive offices of the Company located at 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel. The telephone number at that address is +972-3-976-4000.

This Proxy Statement and the related proxy solicitation materials are first being distributed on or about August 12, 2025, and will be mailed to all Company shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on July 31, 2025 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

On the Record Date, 65,447,815 Ordinary Shares were issued, of which 28,368,245 Ordinary Shares were outstanding, and 37,079,570 Ordinary Shares were held in treasury.

Revocability of Proxies

A form of proxy card for use at the Meeting or voting instruction form is attached. Please follow the instructions on the proxy card or voting instruction form. If specified on your voting instruction form or proxy card, you may vote your shares by calling the telephone number or visiting the website specified on your voting instruction form or proxy card by the cutoff time specified. If you vote by telephone or the internet, you do not need to mail back your proxy card. If you return a duly executed proxy card to the Company, you may nevertheless still revoke and cancel your proxy card by filing a written notice of revocation with the Company by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. However, attendance at the Meeting will not alone constitute a revocation of a proxy. Ordinary Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution in accordance with this Proxy Statement.

Quorum, Voting and Solicitation

At least two (2) shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold Ordinary Shares conferring in the aggregate more than thirty-three and a third percent (33.33%) of the voting power of the Company. If a quorum is not present within thirty (30) minutes from the Meeting’s scheduled time, the Meeting will be adjourned to the same day the following week, at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place (the “Adjourned Meeting”), with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At the Adjourned Meeting, any number of shareholders who attend such Adjourned Meeting in person or by proxy will constitute a quorum.

Each outstanding Ordinary Share is entitled to one (1) vote upon each of the matters to be presented at the Meeting.

The Board is soliciting the attached proxy card for the Meeting, primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but such persons will not receive additional compensation for rendering these services (however, they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation). The Company will bear the cost of the solicitation of proxy cards in connection with the Meeting, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of the Ordinary Shares.

Under Israeli law, if a quorum is present in person or by proxy, “broker non-votes” and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained. “Broker non-votes” are shares held by brokers or other nominees that are present in person or by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary authority pursuant to the applicable rules set forth under Israeli law to vote on “routine” matters. Therefore, if a brokerage firm holds any Ordinary Shares on your behalf, those Ordinary Shares will not be voted on the reelection and election of directors, on the approval of the renewal of the compensation policy for office holders of the Company or on the approval of an increase in the number of RSUs to be granted to each non-employee newly-appointed and continuing director of the Company (Proposal One through Proposal Five), which are not considered to be routine matters, unless you provide voting instructions by way of your proxy card. Thus, it is critical for each shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker as to how to vote those Ordinary Shares, if the shareholder wants those Ordinary Shares to count in the vote on Proposal One through Proposal Five.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the compensation earned by the Company’s five most highly-compensated office holders (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) for the year ended December 31, 2024, including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Directors, Senior Management and Employees–Compensation” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the United States Securities and Exchange Commission (the “SEC”) on March 26, 2025, a copy of which is publicly available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

*****

BOARD OF DIRECTORS

The Board is currently composed of seven (7) directors. The Company’s Articles of Association (the “Articles of Association”) provide for a classified board of directors, with the Company’s directors being divided into Class I, Class II and Class III Directors. Following the Meeting, assuming the reelection of Ms. Zehava Simon as a Class I Director under Proposal One, the reelection of Mr. Shai Levy as a Class I Director under Proposal Two, and the election of Mr. Itay Makov as a Class I Director under Proposal Three, the Board will consist of eight (8) directors.

During the years ended December 31, 2023 and 2024, each of the Company’s directors attended (i) over seventy-five percent (75%) of all Board meetings and (ii) over seventy-five percent (75%) of all of the meetings of each committee of the Board on which he or she serves.

The term of each of Ms. Zehava Simon and Mr. Shai Levy as a Class I Director expires at the Meeting and each of Ms. Simon and Mr. Levy has been nominated for reelection at the Meeting (please see Proposal One and Proposal Two). We have nominated Itay Makov for election at the Meeting as a Class I Director (please see Proposal Three). The Company’s Class II Directors, Mr. Joseph Tenne and Ms. Shira Fayans Birenbaum, will hold office until the 2026 Annual General Meeting of Shareholders. The Company’s Class III Directors, Messrs. Shabtai Adlersberg, Doron Nevo and Stanley Stern, will hold office until the 2027 Annual General Meeting of Shareholders.

In accordance with the Companies Law, each of the Company’s directors who is standing for reelection or election at the Meeting has certified to the Company that he or she meets all the requirements of the Companies Law for the election as director of a public company, and possesses the necessary qualifications, and has sufficient time to devote, in order to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

Mr. Shabtai Adlersberg, Ms. Shira Fayans Birenbaum, Mr. Doron Nevo, Mr. Stanley Stern and Mr. Joseph Tenne are not standing for reelection at the Meeting. Accordingly, biographical information concerning each of the foregoing directors follows for informational purposes only.

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our President, Chief Executive Officer and one of our directors since inception. Until December 2012, Mr. Adlersberg also served as the Chairman of the Board. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg holds a M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

Shira Fayans Birenbaum has served as one of our directors since March 2022. Ms. Shira Fayans Birenbaum currently holds the position of a board member at several publicly traded and private international companies including Cofix Group Ltd. (TASE: CFX) and AnyVision Interactive (OOSTO) Ltd. Ms. Fayans Birenbaum has 25 years of experience as a Board Member and Chairwoman serving in all committees in publicly traded companies such as technology, investment houses, banks, insurance, real estate, manufacturers, semiconductor and educational institutions, in companies such as DSGP, POMVOM, ION Acquisition Corp and Anan Datacenters. In the years 2014-2019, Ms. Fayans Birenbaum held the position of COO and CMO of Microsoft Israel (NASDAQ: MSTF) leading Digital Transformation, and in 2021 to 2022 held the position of President Global of CYMPIRE lTD. Ms. Fayans Birenbaum has extensive experience in Executive C Level positions in her previous roles. Ms. Fayans Birenbaum holds an MBA and BA both from Tel Aviv University and Marketing management certification studies from The College of Management Academic Studies.

Doron Nevo has served as one of our directors since 2000 and as Chairman of the Board since April 1, 2025. Mr. Nevo was co-Founder and CEO of MultiVu, a 3D imaging company, from 2019 to 2023. From 2001 to 2018, Mr. Nevo was co-Founder, President and CEO of KiloLambda Technologies. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Hadasit Bio-Holdings (TASE: HBL) and of several private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

Stanley Stern became a director and our Chairman of the Board in December 2012. He served as Chairman of the Board until March 31, 2025. Mr. Stern is the Managing Partner of Alnitak Capital, which he founded in 2013 to provide board level strategic advisory services and merchant banking services, primarily to companies in technology-related industries. From 1981 to 2000 and from 2004 to 2013, he was a Managing Director at Oppenheimer & Co, where, among other positions, he was head of the investment banking department and technology investment banking group. He also held positions at Salomon Brothers, STI Ventures and C.E. Unterberg. Mr. Stern serves as a member of the board of directors of the following U.S. public and private companies: Tigo Energy, Inc. (Nasdaq: TIGO) since 2015 and Radware Ltd. (Nasdaq: RDWR) since September 2020. Mr. Stern previously served from 2015 to 2018 as the chairman of the board of directors of SodaStream International Ltd., a U.S. public company until its sale to Pepsico in 2018, and as a member of the board of directors of the following public and private companies, for which he no longer serves as a director: Given Imaging Ltd., Fundtech Inc., Tucows, Inc. (chairman), Polypid Ltd., Odimo, Inc, and Ekso Bionics Holdings, Inc. (lead Independent director). Mr. Stern received his M.B.A. from Harvard Business School and a B.S. from Queens College.

Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne additionally serves as a director of MIND CTI Ltd. (NASDAQ: MNDO), OPC Energy Ltd. (TASE: OPCE), Sapir Corp Ltd. (TASE: SPIR), Electreon Wireless Ltd. (TASE: ELWS) and Tarya Israel Ltd. (TASE: TRA). Mr. Tenne served as a financial executive at Itamar Medical Ltd. (NASDAQ and TASE: ITMR, (until December 2021)) from May 2017 to August 2023. From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

The Independence of the Company’s Board of Directors

A majority of the Company’s directors must meet the independence standards specified under NASDAQ’s Corporate Governance Requirements. Following the Meeting, assuming the reelection of Ms. Zehava Simon and Mr. Shai Levy and assuming the election of Mr. Itay Makov, the Board will consist of eight members, seven of whom will be independent under NASDAQ’s Corporate Governance Requirements. Specifically, the Board has determined that each of Ms. Shira Fayans Birenbaum, Mr. Shai Levy, Mr. Itay Makov, Mr. Doron Nevo, Ms. Zehava Simon, Mr. Stanley Stern and Mr. Joseph Tenne meets the independence standards of NASDAQ’s Corporate Governance Requirements. In reaching this conclusion, the Board determined that (i) none of these directors has a relationship, with the Company or otherwise, that would preclude a finding of independence, and (ii) the other relationships that these directors have with the Company do not otherwise impair their independence. None of the Company’s directors, other than Mr. Shabtai Adlersberg, is currently a member of the Company’s executive team.

PROPOSAL ONE

reELECTION OF MS. ZEHAVA SIMON AS A CLASS I DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Nominating Committee of the Board (the “Nominating Committee”) has recommended that Ms. Simon be reelected to serve as a Class I Director until the 2028 Annual General Meeting of Shareholders, and until her successor has been elected and qualified, or until her office is vacated in accordance with the Articles of Association or the Companies Law.

Biographical information concerning Ms. Simon is set forth immediately below.

Zehava Simon has served as one of our directors since February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006, InSightec from 2005-2012 and Amiad Water System Ltd. from 2014-2020. Ms. Simon is also a board member at Nova Measuring Instruments Ltd. (NASDAQ: NVMI) and NICE Ltd. (NASDAQ: NICE). Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

Proposal

The shareholders of the Company are being asked to re-elect Ms. Zehava Simon as a Class I Director for a term until the 2028 Annual General Meeting of Shareholders, and until her successor is elected and qualified or until her office is vacated in accordance with the Articles of Association or the Companies Law. Management has not been made aware of any current circumstances that would render Ms. Simon unable to accept her nomination or reelection.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Ms. Zehava Simon to the Board of Directors of the Company to serve as a Class I Director for a term of three years until the 2028 Annual General Meeting of Shareholders, and until her successor has been elected and qualified or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal One.

Board Recommendation

The Board hereby recommends a vote “FOR” the reelection of Ms. Zehava Simon as a Class I Director for a term of three (3) years until the 2028 Annual General Meeting of Shareholders and until her successor has been elected and qualified, or until her office is vacated in accordance with the Articles of Association or the Companies Law.

PROPOSAL TWO

reELECTION OF MR. SHAI LEVY AS A CLASS I DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Nominating Committee has recommended that Mr. Levy be reelected to serve as a Class I Director until the 2028 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law.

Biographical information concerning Mr. Levy is set forth immediately below.

Shai Levy has served as one of our directors since October 2023. Mr. Levy holds the position of AT&T Division President. Prior to holding such position, Shai served as a Business Executive responsible for worldwide Strategic Business development, and as Amdocs Israel Chief Executive Officer, as well as several other roles with the Amdocs group (NYSE: DOX). Mr. Levy has over 23 years of experience in the telecommunications industry. At Amdocs, Mr. Levy held multiple positions, ranging from General Manager of Amdocs Israel, managing customers and customer division in North America, Amdocs competency centers, Amdocs managed service division and more. Prior to joining Amdocs, Mr. Levy held the position of CFO and controller in several Israeli based companies. Mr. Levy holds an M.B.A., B.A. in economics and an additional B.A. in accounting, all from Tel Aviv University.

Proposal

The shareholders of the Company are being asked to re-elect Mr. Shai Levy as a Class I Director for a term until the 2028 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law. Management has not been made aware of any current circumstances that would render Mr. Shai Levy unable to accept his nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Mr. Shai Levy to the Board of Directors of the Company to serve as a Class I Director for a term of three (3) years until the 2028 Annual General Meeting of Shareholders and until his successor has been elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Two.

Board Recommendation

The Board hereby recommends a vote “FOR” the reelection of Mr. Shai Levy as a Class I Director for a term of three (3) years until the 2028 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law.

PROPOSAL THREE

ELECTION OF Mr. ITAY MAKOV AS A CLASS I DIRECTOR
FOR A TERM OF THREE YEARS

Background

The Nominating Committee has recommended that Mr. Makov be elected to serve as a Class I Director until the 2028 Annual General Meeting of Shareholders, and until his successor is elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law.

Biographical information concerning Mr. Makov is set forth immediately below:

Mr. Itay Makov is currently the Head of Investment Banking at Citigroup Israel, a position he has held since 2006. Mr. Makov first joined Citigroup in 1995 and over the course of his 30-year career served in various senior positions with the bank. During this period he advised Israeli and international companies and investors on M&A, equity transactions and debt issuances. Mr. Makov has gained experience working with companies in a variety of industries including Technology, Health Care, Industrial, Financial, Energy and Power. In addition to his investment banking responsibilities, from 2009 until 2021 Mr. Makov headed Citigroup’s Corporate Banking business in Israel managing the bank’s client relationships. Mr. Makov started his career at Citigroup as an Equity Research Analyst in London before transitioning to Investment Banking. Earlier in his career Mr. Makov was a CPA with PWC. Mr. Makov received an M.B.A. from Columbia Business School and a B.A. in Accounting and Economics from Tel Aviv University.

Proposal

The shareholders of the Company are being asked to elect Mr. Makov as a Class I Director for a term until the 2028 Annual General Meeting of Shareholders, and until his successor is elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law. Management has not been made aware of any current circumstances that would render Mr. Makov unable to accept his nomination or election.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby elect Mr. Itay Makov to the Board of Directors of the Company to serve as a Class I Director for a term of three (3) years until the 2028 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Three.

Board Recommendation

The Board hereby recommends a vote “FOR” the election of Mr. Itay Makov as a Class I Director for a term of three (3) years until the 2028 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law.

PROPOSAL FOUR

RENEWAL OF COMPENSATION POLICY

FOR OFFICE HOLDERS OF THE COMPANY

Background

Under the Companies Law, every public company must adopt a compensation policy. The terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – of every office holder (as defined in the Companies Law) must comply with such compensation policy, and must be approved by the Board and the Compensation Committee of the Board (the “Compensation Committee”). In addition, the terms of compensation of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder of the Company must also be approved separately by the shareholders of the Company, after the approval by the Board and the Compensation Committee.

At our 2023 Annual General Meeting of Shareholders, the shareholders of the Company approved various amendments to our compensation policy. The compensation policy, as amended, is substantially in the form attached as Annex A to this Proxy Statement (the “Compensation Policy”). The Companies Law requires the Board to reevaluate the Compensation Policy from time to time, and also upon any material change in the circumstances that existed at the time the Compensation Policy was originally formulated. The Compensation Policy must be reviewed and re-approved at least once every three years. The Compensation Policy must be recommended by the Compensation Committee, approved by the Board and approved by the shareholders of the Company, in that order.

Our Compensation Committee reevaluated and approved the Compensation Policy in its current form based upon the factors set forth in the Companies Law. Our Board then approved the Compensation Policy in its current form, following the Board’s own examination of the compensation factors set forth in the Companies Law, and is recommending that shareholders approve the Compensation Policy in its current form at the Meeting. If approved, the Compensation Policy will serve as the Company’s compensation policy (for purposes of the Companies Law) for its office holders until the Company’s third annual general meeting following the Meeting.

Proposed Resolution

The shareholders of the Company are being asked to approve the Compensation Policy for the office holders of the Company until the Company’s third annual general meeting following the Meeting.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Compensation Policy for office holders (as defined in the Israeli Companies Law, 5759-1999) of the Company to be in effect until the third annual general meeting of the Company following the Meeting, as set forth in Annex A to the Proxy Statement.”

Vote Required

The adoption of this Proposal Four requires both (i) the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, and (ii) a Special Majority.

Under the Companies Law, in order to determine whether this Proposal Four has been approved by a Special Majority, every voting shareholder is required to notify the Company whether such shareholder is a “controlling shareholder” or has a “personal interest” (see definitions below) in the approval of Proposal Four. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and does NOT have a personal interest in the approval of Proposal Four. If you are a controlling shareholder or have a personal interest in the approval of Proposal Four (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal Four), please contact the Company’s Chief Legal Officer at +972-3-976-4099 or by email at itamar.rosen@audiocodes.com. If your shares are held in “street name” by your bank, broker or other nominee and you are a controlling shareholder or have a personal interest in the approval of Proposal Four, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The term “controlling shareholder” means any shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if (i) the shareholder holds fifty percent (50%) or more of the voting rights in a company (or holds twenty-five percent (25%) or more of the voting rights if no other shareholder owns more than fifty percent (50%) of the voting rights) or (ii) has the right to appoint the majority of the directors of the company or such company’s chief executive officer.

Under the Companies Law, a “personal interest” of a shareholder: (i) includes a personal interest of the shareholder and certain members of the shareholder’s family, certain family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least five percent (5%) of the shares or has the right to appoint a director or chief executive officer; and (ii) excludes an interest arising solely from the ownership of the Ordinary Shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion on how to vote. If you do not have a personal interest in this Proposal Four, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Board Recommendation

The Board of Directors hereby recommends a vote “FOR” the approval of the Compensation Policy for the office holders of the Company until the Company’s third annual general meeting following the Meeting, as set forth in Annex A to this Proxy Statement.

proposal FIVE

APPROVAL OF AN INCREASE in the NUMBER OF RESTRICTED SHARE UNITS TO BE GRANTED

TO EACH NEWLY APPOINTED AND CONTINUING NON-EMPLOYEE DIRECTOR OF THE COMPANY

Background

At the 2017 Annual General Meeting of Shareholders, shareholders approved the grant of 7,500 RSUs on the date of each annual general meeting of the Company, to each continuing director who is not an employee of the Company. At the 2022 annual general meeting of shareholders, shareholders approved the grant of 7,500 RSUs on the date of commencement of service as a director, to each newly elected or appointed director who is not an employee of the Company (subject to adjustment if a newly elected or appointed director’s service as a director commences between annual general meetings). Both of these approvals provided that each such grant of RSUs will vest in three equal installments, subject to the continuing service of the grantee as a director of the Company, with all of the RSUs becoming fully vested and exercisable upon a change of control of the Company.

In order to continue to attract highly-qualified directors, the Compensation Committee recommended to increase the number of RSUs to be granted to both newly-elected and continuing directors. Therefore, in accordance with the Compensation Policy, both the Compensation Committee and the Board approved, subject to shareholder approval, effective with the Meeting (including directors who are first elected at the Meeting, and incumbent directors whose service continues following the Meeting),

●	to grant 10,000 RSUs on the date of commencement of service as a director, to each newly elected or appointed director who is not an employee of the Company. If a newly elected or appointed director’s service as a director commences between annual general meetings, such grant will be determined by multiplying 10,000 by one (1) minus a fraction with a (i) numerator equal to the number of whole months that will have elapsed from the date of the annual general meeting preceding the date on which the director’s service as a director commenced until the last day of the month in which the director’s service as a director commenced, and (ii) denominator equal to twelve (12). Each such grant of RSUs will vest in three installments as nearly equal as possible, upon each of the first, second and third anniversaries of the first day of the month in which the director’s service as a director commenced, subject to the continuing service of the grantee as a director of the Company, with all the RSUs becoming fully vested and exercisable upon a change of control of the Company. Each such grant will also be subject to other terms and conditions contained in an RSU agreement entered into pursuant to the Compensation Policy; and

●	to grant 10,000 RSUs on the date of each annual general meeting of the Company, to each continuing director who is not an employee of the Company. Each such grant of RSUs will vest in three installments as nearly equal as possible, upon each of the first, second and third anniversaries of the date of the annual general meeting at which such RSUs were granted, subject to the continuing service of the grantee as a director of the Company, with all of the RSUs becoming fully vested and exercisable upon a change of control of the Company. Each such grant will also be subject to other terms and conditions contained in an RSU agreement entered into pursuant to the Compensation Policy.

Proposal

The shareholders of the Company are being asked to approve the grant of 10,000 RSUs, or a prorated number as described in this Proposal Five, on the date of commencement of service as a director, to each newly elected or appointed director who is not an employee of the Company, and an additional 10,000 RSUs on the date of each annual general meeting of the Company, to each continuing director who is not an employee of the Company, as set forth above.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, effective with the 2025 annual general meeting of shareholders (including directors who are first elected at such meeting), to approve the grant of 10,000 restricted share units (RSUs) on the date of commencement of service as a director, to each newly elected or appointed director who is not an employee of the Company. If a newly elected or appointed director’s service as a director commences between annual general meetings, such grant will be determined by multiplying 10,000 by one (1) minus a fraction with a (i) numerator equal to the number of whole months that will have elapsed from the date of the annual general meeting preceding the date on which the director’s service as a director commenced until the last day of the month in which the director’s service as a director commenced, and (ii) denominator equal to twelve (12). Each such grant of RSUs will vest in three installments as nearly equal as possible, upon each of the first, second and third anniversaries of the first day of the month in which the director’s service as a director commenced, subject to the continuing service of the grantee as a director of the Company, with all the RSUs becoming fully vested and exercisable upon a change of control of the Company. Each such grant will also be subject to other terms and conditions contained in an RSU agreement entered into pursuant to the Compensation Policy; and further

RESOLVED, effective with the 2025 annual general meeting of shareholders (including directors who were first elected or appointed prior to such meeting and whose service continues following such meeting), to grant 10,000 RSUs on the date of each annual general meeting of the Company, to each continuing director who is not an employee of the Company. Each such grant of RSUs will vest in three installments as nearly equal as possible, upon each of the first, second and third anniversaries of the date of the annual general meeting at which such RSUs were granted, subject to the continuing service of the grantee as a director of the Company, with all of the RSUs becoming fully vested and exercisable upon a change of control of the Company. Each such grant will also be subject to other terms and conditions contained in an RSU agreement entered into pursuant to the Compensation Policy.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Five.

Board Recommendation

The Board hereby recommends a vote “FOR” the approval of the grant of 10,000 RSUs, or a prorated number as described in Proposal Five, on the date of commencement of service as a director, to each newly appointed director who is not an employee of the Company, and on the date of each annual general meeting of the Company, to each continuing director who is not an employee of the Company.

Proposal SIX

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

The Audit Committee of the Board (the “Audit Committee”) and the Board have each selected the accounting firm Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the Consolidated Financial Statements of the Company for the year ending December 31, 2025. Kost, Forer, Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

Proposal

Shareholders of the Company are being asked to (i) ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors for the year ending December 31, 2025 and (ii) authorize the Board to set the compensation of Kost, Forer, Gabbay & Kasierer. Subject to the shareholders of the Company approving such authorization, the Board intends to further delegate the authority to set the compensation of Kost, Forer, Gabbay & Kasierer to the Audit Committee. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, Kost, Forer, Gabbay & Kasierer in accordance with the U.S. Sarbanes-Oxley Act of 2002, as amended from time to time, and the rules promulgated thereunder.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2025 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Six.

Board Recommendation

The Board hereby recommends a vote “FOR” the ratification of the appointment of Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors for the year ending December 31, 2025 and the authorization of the compensation of such auditors.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2024

In accordance with Section 60(b) of the Companies Law, shareholders of the Company are hereby invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2024. The Company’s Annual Report on Form 20-F for the year ended December 31, 2024, including the audited Consolidated Financial Statements of the Company, was filed with the SEC on March 26, 2025, and is publicly available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by the shareholders of the Company at such meeting, and provided that the foregoing holdings threshold for submission of a proposal for the nomination of a candidate to serve on the board of directors (or for the removal of an incumbent director) is five percent (5%). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company’s Chief Legal Officer at the following address: 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the Meeting, the Company’s Chief Legal Officer must receive the written proposal no later than August 19, 2025. If the Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Meeting, the Company will publish a revised agenda for the Meeting no later than August 26, 2025 by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC.

Shareholder Proposals for the Annual General Meeting in 2026

To be considered for inclusion in the Company’s proxy statement for the Company’s Annual General Meeting in 2026 (the “2026 AGM”) pursuant to the Companies Law, shareholder proposals must (i) be provided in writing and properly submitted to the Company’s Chief Legal Officer (at 6 Ofra Haza Street, Naimi Park, Or Yehuda 6032303, Israel) and (ii) otherwise comply with the requirements of the Companies Law. In addition to any matters as the Board shall decide to include in the agenda, the Company currently anticipates that the agenda for the 2026 AGM will include: (1) the election (or re-election) of the Class II Directors; (2) the approval of the appointment (or re-appointment) of the Company’s independent auditors and authorization of the compensation of the independent auditors; and (3) a presentation and discussion of the audited Consolidated Financial Statements of the Company for the year ended December 31, 2025 and the auditors’ report for such period.

Pursuant to Section 66(b) of the Companies Law and the regulations promulgated thereunder, shareholders of the Company who hold at least one percent (1%) of the outstanding Ordinary Shares are generally permitted to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders, provided that the foregoing holdings threshold for submission of a proposal for the nomination of a candidate to serve on the board of directors (or for the removal of an incumbent director) is five percent (5%). Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2026 AGM by submitting their proposals in writing to the Company at the following address: AudioCodes Ltd., 6 Ofra Haza Street, Naimi Park, Or Yehuda 6032303, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the agenda for the 2026 AGM, the Company’s Chief Legal Officer must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Meeting, i.e., no later than June 18, 2026; provided, that, if the date of the 2026 AGM is advanced by more than thirty (30) calendar days prior to, or delayed (other than as a result of adjournment) by more than thirty (30) calendar days after, the first anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of: (i) the seventh (7th) calendar day following the day on which the Company calls and provides notice of the 2026 AGM; and (ii) the fourteenth (14th) calendar day following the day on which public disclosure of the date of the 2026 AGM is first made.

In general, a shareholder proposal must be in English and must set forth: (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person; (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) (the “Exchange Act”) by the proposing shareholder; (iii) if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iv) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company; (v) the proposing shareholder’s purpose(s) for making the proposal; (vi) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2026 AGM; (vii) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest; (viii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided; (ix) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board; and (x) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder and the proposing shareholder shall be entirely responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law (including the Companies Law) and the Articles of Association. The Company may disregard any shareholder proposals that are not timely and validly submitted in accordance with applicable law (including the Companies Law) and the Article of Association.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2026 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of 2025 Annual General Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company is first distributing this Proxy Statement and the enclosed form of proxy on or about August 12, 2025, and will mail the same to the Company’s shareholders. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of the Ordinary Shares held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 was filed with the SEC on March 26, 2025, and is publicly available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, and under the “Investor Relations” section of the Company’s website at www.audiocodes.com. In addition, the Company has periodically filed press releases with the SEC on Form 6-K, which are also available for viewing and download on the SEC’s website at www.sec.gov. Shareholders may also download a copy of these documents without charge on the Company’s website at www.audiocodes.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should therefore not be taken as an admission that the Company is subject to any of these proxy rules.

By Order of the Board of Directors

/s/ Doron Nevo
Doron Nevo
Chairman of the Board of Directors

Dated: August 12, 2025

ANNEX A

COMPENSATION POLICY

AudioCodes Ltd.

Compensation Policy for Executive Officers and Directors

As Approved by the Shareholders on [ ____ ], 2025

A.	Overview and Objectives

1.	Introduction

The purpose of this document is to describe the overall compensation strategy of AudioCodes Ltd. (“AudioCodes” or the “Company”) for its Executive Officers and Directors, and to provide guidelines for setting compensation of its Executive Officers and Directors (this “Compensation Policy” or “Policy”), in accordance with the requirements of the Companies Law, 1999 (the “Companies Law”).

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, AudioCodes’ Directors that do not have an active executive role with AudioCodes.

Under no event shall this Policy be construed to obligate the Company to provide and/or grant any compensation component mentioned hereunder, to any of its Executive Officers and/or Directors. The elements of compensation to which an Executive Officer or Director will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law, and the regulations promulgated thereunder. This Policy shall apply to compensation agreements and arrangements for specific Executive Officers or Directors approved after the date on which this Compensation Policy is approved by the shareholders of AudioCodes.

The Compensation Committee and the Board of Directors of AudioCodes shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

AudioCodes believes that strong, effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled individuals with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees. The Policy is intended to align between the need to incentivize Executive Officers to succeed in achieving their goals and the need to assure that the compensation structure meets AudioCodes’ interests and its overall financial and strategic objectives. The Policy is also designed to enable Executive Officers to be offered compensation packages that are competitive with those of other companies in our industry. To that end, this Policy is designed, among other things:

●	to ensure that the interests of the Executive Officers are closely aligned with the interests of AudioCodes’ shareholders and to emphasize equity pay and long-term incentives so that Executive Officers have an interest in AudioCodes’ sustained growth and success;

●	to motivate the Executive Officers to achieve results with integrity and fairness without encouraging excessive risk-taking;

●	to support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes AudioCodes’ company values; and

●	to balance rewards for both short-term and long-term results to ensure sustained business performance over time.

3.	Compensation structure and instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity-based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.	A change in the compensation package of an Executive Officer which reports directly and/or indirectly to the Chief Executive Officer (“CEO”), which results in an increase of such Executive Officer’s total compensation by no more than an amount equal to 2 monthly salaries, may be approved solely by the CEO, provided all elements of compensation of such Executive Officer will continue to meet the requirements of the Compensation Policy.

3.3.	In setting compensation of an Executive Officer, the Compensation Committee and the Board of Directors shall consider, among other things, the following parameters:

●	the education, qualifications, professional experience, seniority and accomplishments of the Executive Officer;

●	the Executive Officer’s position, responsibilities and prior compensation arrangements;

●	data of peer companies, including companies in the industry and/or geographic market, and compensation for comparably situated executives;

●	the Executive Officer’s expected contribution to AudioCodes’ future growth, profitability and stability;

●	the degree of responsibility imposed on and assumed by the Executive Officer;

●	the need to retain Executive Officers who have specific skills, know-how or unique expertise;

●	the ratio between the employment terms of the Executive Officer and the average and median compensation of AudioCodes’ other employees (including employee-contractors and agency contractors, if any), as well as whether such ratio has a negative effect on employment relations; and

●	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

4.	Overall compensation - Ratio between fixed and variable compensation

4.1.	This Policy aims to balance the mix of Fixed Compensation (base salary, benefits and perquisites) and Variable Compensation (cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Company’s goals while considering Company’s management of business risks;

4.2.	In light of the foregoing, the table below reflects the ratio between Fixed and Variable Compensation permitted under this Policy (per annum basis):

	Range for % of fixed compensation out of the total compensation	Range for % of variable compensation out of the total compensation (*)
CEO	10% - 100%	0 - 90%
Non Sales Executives	20% - 100%	0 - 80%
Sales Executives	20% - 100%	0 - 80%

(*)	compensation includes annual bonuses and equity-based compensation. The variable component in regard of the equity compensation reflects the value at the date of grant.

5.	Inter-Company Compensation Ratio

5.1.	In the process of composing this Policy, AudioCodes has examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of AudioCodes (including employee-contractors and agency contractors, if any) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the work environment in AudioCodes were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in AudioCodes.

5.3.	The following is the current compensation Ratio: overall compensation of each Executive Officer, including the CEO, is not more than 35 times the average of the overall compensation of the other employees, and is not more than 35 times the median of the overall compensation of the other employees.

B.	Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.	The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the Executive Officer.

6.2.	Since a competitive base salary is essential to the Company’s ability to attract and retain highly skilled professionals, AudioCodes will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers of a peer group of companies, while considering, among others, AudioCodes’ size and field of operation. To that end, AudioCodes may utilize as a reference comparative market data and practices.

6.3.	In any event, for Executive Officers, the monthly base salary (which may be linked to the Consumer Price Index or other index) will not exceed:

●	CEO: $55,000

●	Other Executive Officers: $35,000

6.4.	In the event that the services of the Executive Officer are provided via a personal management company and not by the Executive Officer directly as an employee of the Company, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by the Company in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

7.	Benefits and Perquisites

7.1.	The following benefits and perquisites may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation of up to 25 days per annum;

7.1.2.	Sick days of up to 90 days per annum;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.5.	Company shall contribute on behalf of the Executive Officer to an insurance policy (managers insurance) or a pension fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.6.	Company may contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.7.	Company may sponsor Private Health Insurance for the Executive Officer, in accordance with the Company’s policy and agreement with the insurance company;

7.1.8.	Extended notice period; and

7.1.9.	Acceleration of vesting of equity compensation for M & A.

7.2.	The Company may offer additional benefits and perquisites to the Executive Officers, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel including per diem when traveling and other business related expenses, insurances, etc.; provided, however, that such additional benefits and perquisites shall be determined in accordance with Company’s policies and procedures.

C.	Cash Bonuses

8.	The Objective

8.1.	Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers’ compensation with Company’s objectives and business goals in the short-term and the long-term, such that both individual performance and overall company success are rewarded.

8.2.	The Company’s policy is to allow annual cash bonuses, which may be awarded to the Executive Officers as a percentage of certain financial performance, or upon the attainment of pre-set periodical objectives and personal targets, pursuant to distinguishable terms for different Executive Officers’ populations, as reflected in Section 9 below.

8.3.	The performance targets payable to each Executive Officer (other than the CEO) shall be presented and recommended by the Company’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.

Examples of performance targets that may be considered include:

●	financial results;

●	sales results;

●	efficiency metrics;

●	internal and external customer satisfaction;

●	enterprise value;

●	execution of specific projects; and

●	attainment of milestones.

9.	The Formula

CEO

9.1.	The annual bonus of the CEO will be based on measurable financial results of the Company, as detailed below:

9.1.1.	the product of (i) 2% and (ii) the Non-GAAP Operating Income (as defined below) for the applicable year; plus

9.1.2.	the product of (i) 0.5% and (ii) the Year-over-Year Revenue Growth (as defined below) for the applicable year;

provided, however, that in the event there is a Non-GAAP Operating Loss in the applicable year, then the CEO shall not be entitled to a bonus under item 9.1.1 above.

9.2.	“Non-GAAP Operating Income” for the applicable year shall equal the Company’s actual annual operating income on a non-GAAP basis for the applicable year.

“Year-over-Year Revenue Growth” for the applicable year shall equal the difference between (i) the Company’s actual revenues for the applicable year, and (ii) the Company’s actual revenues for the year immediately prior to the applicable year.

9.3.	A non-material portion equal up to the higher of three monthly base salaries or 25% of the annual bonus actually paid to the CEO may be based on qualitative, non-measurable criteria, according to the discretion of the Compensation Committee and the Board of Directors consideration.

9.4.	The annual bonus will not exceed the amount of $1,000,000.

Executive Officers other than the CEO

9.5.	The annual bonus will mainly be based on the measurable results of the Company, as compared to AudioCodes’ budget and work plan for the relevant year, and/or specific Key Performance Indicators relevant to the performance of the Executive Officer. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.6.	Executive Officers in sales or marketing positions may be entitled to participate in commission plans and special bonuses based on sales, sales targets or other sales-related performance.

9.7.	For all Executive Officers, except the CEO, the Compensation Committee and the Board of Directors will have full discretion to determine the annual bonus calculation and increase the final bonus payout based, among other things, additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer including non-measurable criteria.

9.8.	The annual cash bonus amounts of the Executive Officers will not exceed the following amounts:

9.8.1.	For Executive Officers who do not hold a sales or marketing position, the amount of their base annual salary; and

9.8.2.	For Executive Officers in sales or marketing positions (including the Chief Business Officer whether or not a Director of the Company) the amount of their base annual salary (which will include amounts under any commissions plans).

10.	Compensation Recovery (“Clawback”)

10.1.	For purposes of this Section 10, the following terms shall have the following meanings:

“Applicable Recovery Period” means the three completed fiscal years immediately preceding the Calculation Date for a Material Financial Accounting Restatement. In addition, in the event AudioCodes has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period; and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.

“Applicable Rules” means, collectively: (i) the Companies Law; (ii) any rules or regulations adopted by NASDAQ pursuant to Rule 10D-1 under the Exchange Act; (iii) any applicable rules or regulations promulgated by the SEC pursuant to Section 10D of the Exchange Act; and (iv) any other applicable rules or standards adopted by the SEC or any national securities exchange on which AudioCodes’ securities are listed from time to time.

“Calculation Date” means, with respect to a Material Financial Accounting Restatement, the earlier to occur of: (i) the date the Board of Directors or the Audit Committee of the Board of Directors concludes, or reasonably should have concluded, that AudioCodes is required to prepare the Material Financial Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs AudioCodes to prepare the Material Financial Accounting Restatement.

“Covered Person” means any Executive Officer. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of such person’s current role or status with AudioCodes (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).

“Effective Date” means October 25, 2023.

“Erroneously Awarded Compensation” means the amount of any Incentive-Based Compensation received by a Covered Person on or after the Effective Date and during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in the Material Financial Accounting Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on share price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Material Financial Accounting Restatement, shall be based on a reasonable estimate of the effect of the Material Financial Accounting Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was received, and AudioCodes shall maintain documentation of the determination of such reasonable estimate and provide such documentation to NASDAQ in accordance with the Applicable Rules. Incentive-Based Compensation is deemed received, earned or vested when the Financial Reporting Measure is attained, not when the actual payment, grant or vesting occurs.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing AudioCodes’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and share price and total shareholder return.

“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by AudioCodes or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure and any equity-based compensation provided by AudioCodes or any of its subsidiaries, including, without limitation, stock options, restricted stock awards, restricted stock units and stock appreciation rights.

“Material Financial Accounting Restatement” means a restatement of previously issued financial statements of AudioCodes due to the material noncompliance of AudioCodes with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“NASDAQ” means the Nasdaq Stock Market LLC.

“SEC” means the United States Securities and Exchange Commission.

10.2.	The Board of Directors believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability. The Board of Directors has therefore adopted the provisions set forth under this Section 10, sets forth the circumstances and procedures under which AudioCodes shall recover Erroneously Awarded Compensation from Covered Persons in accordance with the Applicable Rules.

10.3.	In the event AudioCodes is required to prepare a Material Financial Accounting Restatement, AudioCodes shall recover reasonably promptly from the applicable Executive Officers all Erroneously Awarded Compensation with respect to such Material Financial Accounting Restatement; provided, that, AudioCodes may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Compensation Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party, including outside legal counsel, to assist in enforcing this Policy would exceed the amount to be recovered, and AudioCodes has made a reasonable attempt to recover such Erroneously Awarded Compensation; (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations; or (iii) in the event of a Material Financial Accounting Restatement required due to changes in the applicable financial reporting standards (as determined by the Company’s independent auditor).

10.4.	To the extent that, pursuant to this Policy, AudioCodes is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Person, the gross amount received (i.e., the amount the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person. For purposes of this Policy, when compensation is deemed to be “granted,” “earned” or “vested,” the date on which a restatement shall be deemed to be required, and the type of restatement for which this provision shall apply, shall be as provided in the Applicable Rules.

10.5.	The Compensation Committee shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following: (i) requiring reimbursement of cash Incentive-Based Compensation previously paid; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (iii) cancelling or rescinding some or all outstanding vested or unvested equity-based awards; (iv) adjusting or withholding from unpaid compensation or other set-off; (v) cancelling or offsetting against planned future grants of equity-based awards; and/or (vi) any other method permitted by applicable law or contract.

10.6.	Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to AudioCodes if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided, that, equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.

D.	Equity-Based Compensation

11.	The Objective

11.1.	The equity-based compensation for AudioCodes’ Directors and Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual bonus, with its main objectives being to enhance the alignment between the Directors’ and Executive Officers’ interests with the long term interests of AudioCodes and its shareholders, and to strengthen the retention and the motivation of Directors and Executive Officers in the long term. In addition, since equity-based awards are to be usually structured to vest over a long term, their incentive value to recipients is aligned with longer-term strategic plans.

11.2.	The equity-based compensation offered by AudioCodes is intended to be in a form of stock options and/or other equity instruments, such as RSUs or Restricted Shares, in accordance with the Company’s equity compensation plans and policies in place from time to time.

12.	General guidelines for the grant of equity-based compensation

12.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

12.2.	As a general policy, equity-based compensation for AudioCodes’ Executive Officers shall fully vest over a period of between 1 to 4 years.

12.3.	In addition to time-based vesting, the exercise or settlement of part or all of the equity-based compensation of certain Executive Officers may also be subject to the achievement of predetermined performance goals.

12.4.	Terms of equity-based compensation will also include terms in connection with the Executive Officer’s termination or cessation of service (due to dismissal, resignation, death or disability) and changes in the Company’s ownership. This may include provisions for extending the period for exercise of equity-based compensation upon such termination, enabling acceleration of vesting of unvested equity-based compensation, etc.

12.5.	The Board of Directors may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a change of control.

12.6.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant. Such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of $2,000,000 per year of vesting on a linear basis.

E.	Retirement and Termination of Service Arrangements

13.	Advance notice

AudioCodes may provide an Executive Officer a prior notice of termination of up to 6 months (up to 12 months for the CEO), during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his equity-based compensation. During the advance notice period the Executive Officer may be required to continue providing services to AudioCodes.

14.	Transition period

AudioCodes may provide an additional transition period during which the Executive Officer will be entitled to up to an additional 6 months of continued base salary, benefits and perquisites beyond the advance notice period described above.

Additionally, the Board of Directors may, following approval by the Compensation Committee, approve to continue the vesting and/or the exercise eligibility of such Executive Officer’s options during such transition period.

The transition period shall be conditioned on terms of service of at least 2 years, on the employment relationship not being terminated with the Executive Officer for cause, and will be determined based on some or all of the following considerations: the period of service or employment of the Executive Officer (subject to as mentioned above, terms of service not being less than 2 years), service or employment terms during the Executive Officer’s service or employment period, AudioCodes’ performance during such period, Executive Officer’s contribution to the achievement of AudioCodes’ objectives and performance and the particular circumstances of termination of employment or service.

15.	Additional Retirement and Termination Benefits

AudioCodes may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws).

In addition, AudioCodes may provide additional termination payments in the event such Executive Officer’s employment is terminated within 12 months after a change of control of AudioCodes. Such termination payments shall not exceed in value the equivalent of 6 monthly base salaries of the Executive Officer (12 monthly base salaries for the CEO or CBO).

F.	Exculpation, Indemnification and Insurance

16.	Exculpation

AudioCodes may exculpate the members of its Board of Directors and its Executive Officers from a breach of duty of care, to the extent permitted by applicable law.

17.	Indemnification

AudioCodes may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the indemnity agreement between such individuals and AudioCodes, all subject to applicable law.

18.	Insurance

18.1.	AudioCodes will provide “Directors and Officers Insurance” (the “Insurance Policy”) for its Directors and Executive Officers.

18.2.	The maximum aggregate coverage for the Insurance Policy will be up to $100,000,000, as may be increased or decreased from time to time by the shareholders.

18.3.	The maximum aggregate annual premium will be up to $2,000,000, as may be increased or decreased from time to time by the shareholders.

G.	Board of Directors Compensation

19.	The members of the Company’s Board of Directors may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

20.	In addition, the members of the Company’s Board of Directors may be granted equity-based compensation which shall fully vest over a period of between 1 to 4 years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, $350,000 per year of vesting, on a linear basis, subject to applicable law and regulations, and otherwise subject to the other terms as described in Item D (Equity-Based Compensation) of this Policy.

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